UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Rockwood Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

774415103 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Schedule 13G is filed by Wells Fargo & Company on its own behalf and on behalf of any subsidiaries listed on Attachment A. Aggregate beneficial ownership reported by Wells Fargo & Company under Item 9 on page 2 is on a consolidated basis and includes any beneficial ownership separately reported herein by a subsidiary.

CUSIP NO. 774415103	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Wells Fargo & Company Tax Identification No. 41-0449260
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER

7,829,330*
(6) SHARED VOTING POWER

0*
(7) SOLE DISPOSITIVE POWER

413,339*
(8) SHARED DISPOSITIVE POWER

0*

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,942,720*
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.8*
12)	TYPE OF REPORTING PERSON

HC

*	See Item 4

CUSIP NO. 774415103	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Wells Fargo Bank, N.A. Tax Identification No. 94-1347393
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER

7,324,680*
(6) SHARED VOTING POWER

0*
(7) SOLE DISPOSITIVE POWER

93,379*
(8) SHARED DISPOSITIVE POWER

0*

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,402,670*
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.0*
12)	TYPE OF REPORTING PERSON

BK

*	See Item 4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1	(a)	Name of Issuer:

Rockwood Holdings, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

100 Overlook Center Princeton NJ 08540

Item 2	(a)	Name of Person Filing:

1. Wells Fargo & Company 2. Wells Fargo Bank, N.A.

Item 2	(b)	Address of Principal Business Office:

1. Wells Fargo & Company 420 Montgomery Street San Francisco, CA 94104 2. Wells Fargo Bank, N.A. 101 N. Phillips Avenue Sioux Falls, SD 57104

Item 2	(c)	Citizenship:

1. Wells Fargo & Company: Delaware 2. Wells Fargo Bank, N.A.: United States

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

774415103

Item 3	The person filing is a:

	1.	Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)

	2.	Wells Fargo Bank, N.A.: Bank as defined in Section 3(a)(6) of the Act

Item 4	Ownership:

Wells Fargo & Company (the “Parent Company”) may be deemed to beneficially own 7,942,720 shares of the common stock, par value $0.01 (“Common Stock”), of Rockwood Holdings, Inc., consisting of 7,402,670 shares of Common Stock that Wells Fargo Bank, N.A. (the “Bank”), a subsidiary of the Parent Company, may be deemed to beneficially own as described below and 540,050 shares of Common Stock that other Parent Company subsidiaries may be deemed to beneficially own (see Attachment A). Of the 7,402,670 shares of Common Stock that the Bank may be deemed to beneficially own, 7,309,291 shares are subject to a Voting Trust Agreement, dated as of January 11, 2006 (the “Agreement”), among the Bank, as trustee, and DLJ Merchant Banking Partners III, L.P., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ Offshore Partners III, C.V., DLJ MB Partners III GmbH & Co. KG, Millennium Partners II, L.P., MBP III Plan Investors, L.P. (each, including any other person or entity for which Trust Shares (as defined below) are held by the Bank, a “Holder”), and Credit Suisse Securities (USA) LLC, formerly known as Credit Suisse First Boston LLC (“CSFB”). The following discussion of the Agreement is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference.

Under the Agreement, the Bank issues certificates (“Trust Certificates”) to evidence shares of Common Stock that have been transferred to and deposited with the Bank (“Trust Shares”). The Bank has the power to vote the Trust Shares in its sole discretion and is obligated to vote the Trust Shares against the election of more than one CSB affilitate at anytime as a director of the issuer. Trust Shares may only be transferred as directed by the Holders or otherwise in accordance with the terms of the Agreement. Holders may not transfer Trust Shares unless the proposed transfer qualifies as an eligible transfer under the Agreement.

The Agreement terminates on the earliest of (1) January 11, 2016, (2) the transfer of all Trust Shares in accordance with the Agreement, or (3) the written election of CSFB or the Holders of Trust Certificates representing at least 50% of the Trust Shares, provided that prior to such election certain conditions set forth in the Agreement have been met.

Upon termination of the Agreement and the surrender by the Holders of their Trust Certificates to the Bank, the Bank will deliver certificates to the Holders for the number of shares of Common Stock represented by the Trust Certificates surrendered.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Under the Agreement described in Item 4, the Holders (as defined in Item 4) may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this report. DLJ Merchant Banking Partners III, L.P. held Trust Certificates for Trust Shares that represented more than 5% of the shares of Common Stock outstanding at October 31, 2006.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Attachment A.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 11, 2006

WELLS FARGO & COMPANY

By:	/s/ Mark B. Kraske
Mark B. Kraske, VP Trust Operations Management Support Services

AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo & Company on its own behalf and on behalf of Wells Fargo Bank, N.A.

Dated: December 11, 2006

WELLS FARGO & COMPANY

By:	/s/ Mark B. Kraske
Mark B. Kraske, VP Trust Operations Management Support Services

WELLS FARGO BANK, N.A.

By:	/s/ Robert S. Prigge
Robert S. Prigge, SVP Trust Operations Group Head

ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

Wells Capital Management Incorporated (1)

Wells Fargo Funds Management, LLC (1)

Peregrine Capital Management, Inc. (1)

Wells Fargo Bank, N.A. (2)

(1)	Classified as a registered investment advisor in accordance with Regulation 13d-1(b)(1)(ii)(E).
(2)	Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).

EXHIBITS

Exhibit 1:	Voting Trust Agreement, dated as of January 11, 2006, among Wells Fargo Bank, N.A., DLJ Merchant Banking Partners III, L.P., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ Offshore Partners III, C.V., DLJ MB Partners III GmbH & Co. KG, Millennium Partners II, L.P., MBP III Plan Investors, L.P., and Credit Suisse First Boston LLC.